Opinion re Tax Matters


                  [Wyche, Burgess, Freeman & Parham letterhead]



                                  August 31, 1998


Mount Vintage Plantation Golf Club, LLC
108-1/2 Courthouse Square
Edgefield, South Carolina 29824

         RE:      Mount Vintage Plantation Golf Club, LLC

Ladies and Gentlemen:

         You have requested our opinion concerning certain federal income tax aspects of the offering and sale of Membership Units representing ownership interests in Mount Vintage Plantation Golf Club, LLC, a South Carolina manager-managed, term limited liability company (the "Company"), managed by MV Development Company, LLC, a South Carolina member-managed, term limited liability company (the "Manager"), all as described in the Registration Statement on Form S-11 to be filed with the Securities and Exchange Commission (the "Registration Statement"), and the Prospectus included therein (the "Prospectus"). Capitalized terms used herein shall have the meaning ascribed to them in the "Glossary" section of the Prospectus or as set forth in the Operating Agreement included in the Prospectus.

         In order to render our opinion, we have reviewed and relied upon (a) executed copies of the Articles of Organization of the Company filed with the South Carolina Secretary of State on May 26, 1998; (b) the Registration Statement; and (c) representations of the Manager as provided herein and as disclosed in the Prospectus, including, inter alia, that: (i) all statements and information in the Prospectus are accurate and complete and (ii) the Company will be operated in a business-like manner and substantially in accordance with the Operating Agreement and the Prospectus. We have assumed the accuracy of the representations contained in the Prospectus, that the Operating Agreement will be executed substantially in the form included as Exhibit "A" to the Prospectus and that the Company will be operated in accordance with the provisions of the Operating Agreement.

         We have also relied upon, and based our interpretation on, pertinent provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (including Temporary and Proposed Regulations) promulgated thereunder ("Regulations"), existing judicial decisions, and current administrative rulings and procedures issued by the Internal Revenue Service ("IRS"), all of which are subject to change, with or without retroactive application, by legislation, administrative action and judicial decision. Any changes in the facts assumed hereunder or in the Code or Regulations made subsequent to the date of this opinion could materially affect the statements made herein and have adverse effects on the income tax consequences of investing in the Company.

         This opinion is strictly subject to all of the terms, conditions and limitations set forth herein, and all references to this opinion contained in the Prospectus are expressly qualified by reference to the entirety of this opinion. Further, this opinion is directed primarily to individual taxpayers who are citizens of the United States. No opinion is given with respect to federal income tax aspects of the offering which depend upon a Member's particular circumstances, and no opinion is given with respect to the federal income tax consequences to any new Member substituted for a Member. The opinions expressed herein also do not extend to a continuation of operations following the resignation or removal of the Manager.

         Our opinion attempts to address each material tax issue that involves a reasonable possibility of challenge by the IRS; however, it should be noted that this opinion is not a representation or a guarantee that the tax results opined to herein or described in the Prospectus will be achieved. This opinion has no binding effect or official status of any kind, and no assurance can be given that the conclusions reached in this opinion would be sustained by a court if contested by the IRS. For purposes of our opinion, any statement that it is "more likely than not" that any tax position will be sustained means that in our judgment at least a 51% chance of prevailing exists if the IRS were to challenge the allowability of such tax position and that challenge were to be litigated and judicially decided.

         Based on and subject to the foregoing and subject to the comments, limitations and qualifications set forth below, we are of the following opinion:

Partnership Status

         The Company will be classified and treated as a partnership for federal income tax purposes. Pursuant to Sections 301.7701-2(c) and 301.7701-3(b) of the Regulations, the Company should be treated as a partnership for federal income tax purposes because it will be a business entity that is not a corporation, it will have two or more members following the Offering and it will not have elected to be taxed as a corporation. The Company has not requested an IRS ruling on its partnership status for federal income tax purposes.

         As a partnership, the Company will not be subject to federal income tax, but will pass through items of income, gain, deduction, loss and credit to Members. If the Company were to be classified as a corporation for federal income tax purposes, the Company wold be subject to an entity level tax. If the Company is classified as a corporation, the tax consequences of holding the Membership Units would also be affected. Rather than reporting income, gain, loss and deductions under the partnership tax rules, distributions by the Company would be treated as corporate dividends to the extent they are paid from corporate earnings and profits. Distributions in excess of earnings and profits may be treated either as a return of capital or as a gain if the distributions exceed a Member's tax basis in its Membership Interest. Such treatment may cause a Member to realize a different amount of income for tax purposes than if it were allocated income under the partnership tax rules.

Publicly Traded Partnership Rules


     If the Company were to be classified as a publicly-traded partnership (a "PTP"), it would be taxed as a corporation as described above under the heading "Partnership Status" regardless of its classification as a partnership. The Company will not be classified as a PTP under Code Section 7704 so long as transfers of the Membership Units occur in accordance with certain provisions of Section 1.7704-1 of the Regulations. Under Code Section 7704(b), a partnership may be classified as a PTP if interests in the partnership are traded on an established securities market, or are readily tradable on a secondary market (or the substantial equivalent thereof). Under Regulation
Section 1.7704-1(d), interests in a partnership are not considered readily tradeable unless the partnership participates in the establishment of the market or the inclusion of its interests thereon or recognizes any transfers made on the market by redeeming the transferor partner or admitting the transferee as a partner. The Operating Agreement prohibits transfer of ownership of the Membership Units without the consent of the Manager. The Operating Agreement also gives the Company a right-of-first-refusal in the event a Member wishes to transfer the distributional rights associated with the Member's Membership Units. The Manager has represented that it will use its right to withhold consent to transfer of ownership of the Membership Units and will cause the Company to exercise its right-of-first refusal with respect to transfer of the distributional rights associated with Membership Units to the extent necessary to prevent the Membership Units from being traded on an established securities market or a secondary market or the substantial equivalent thereof.


      The Membership Units will not be traded on an established securities market or readily tradable on a secondary market or a substantial equivalent thereof if the Membership Units are traded in a fashion permitted by the "safe harbors" contained in Section 1.7704-1 of the Regulations. Section 1.7704-1(e) of the Regulations exempts certain "private transfers" including (i) transfers such as gifts in which the tax basis of the Membership Unit in the hands of the transferee is determined in whole or in part in reference to the tax basis of the Membership Unit in the hands of the transferor, (ii) transfers at death, and
(iii) transfers between members of a family (as defined in Section 267(c)(4) of the Code). Therefore, if the Manager permits transfers of the Membership Units by gift, transfers upon the death of a Member, and intra familial transfers, the transfers should be disregarded in determining whether the Membership Units are readily tradeable on a secondary market or the substantial equivalent thereof.

      Transfers of the Membership units will also be disregarded in determining whether the Membership units are readily tradeable on a secondary market or the substantial equivalent thereof if they are traded in "block transfers" as defined in Section 1.7704-1(e)(2) of the Regulations. The Regulations define a "block transfer" as a transfer by a partner and any related persons (as defined in the Code), in one or more transactions during a 30 calendar day period, of partnership interests representing in the aggregate more than 2% of the total interests in partnership capital and profits. Under Section 1.7704-1(k) of the Regulations, interests held by a general partner and persons related to the general partner are excluded from the calculation of the total outstanding interests in the partnership if such interests constitute more than 10% of the outstanding interests in partnership capital or profits at any one time during a taxable year. Thus transfers by a Member during a 30 calendar day period of blocks of Membership Units comprising more than 2% of the total outstanding Membership Units (excluding Membership Units held by the Manager or persons related thereto if the number of such Membership Units exceeds 10% of the total Membership Units outstanding) will not cause the Company to be classified as a PTP.

      Transfers of the Membership Units also will be disregarded in determining whether the Membership Units are readily tradeable on a secondary market or the substantial equivalent thereof if they are traded through a "qualified matching service." Section 1.7704(g) provides that transfers of partnership interests through a qualified matching service will be disregarded in determining whether interests in a partnership are publicly traded if:

      (i) the matching service consists of computerized or printed lists of persons wishing to sell and persons wishing to buy,

      (ii) matching occurs either by matching lists of interested buyers with lists of interested sellers or by allowing interested buyers to bid on interests listed for sale,

      (iii) the seller is prohibited from entering into a binding agreement to sell until the 15th day following provision of the seller's information to buyers,

      (iv) a sale cannot be closed until the 45th day following the provision of the seller's information to buyers,

      (v)   no quotes or bids displayed in the matching service are binding,
            (vi) the seller's information is removed from the matching service 120 days after it is made available to potential buyers and the seller is prohibited from re-listing for 60 days thereafter, and

      (vii) no more than 10% of the interests in the partnership are traded through the matching service in any given taxable year. (The calculation of total interests outstanding excludes interests held by the general manager or his or her family if greater than 10% of the total, and the calculation of interests permissibly traded excludes interests transferred pursuant to private transfers as described above).

         The remaining summary of federal income tax consequences in this opinion assumes that the Partnership will be classified as a partnership for federal income tax purposes.

Taxation of Members of the Company

         Purchase of Membership Units. Generally, Members will not recognize any gain or loss upon the purchase of their Membership Units. Section 721(a) of the Code provides that generally, neither the partnership nor any of its partners shall recognize a gain or loss upon the contribution of property (including cash) to a partnership in exchange for a partnership interest.

         Pass Through of Gain and Loss. Generally items of income, gain, loss, deduction or credit of the Company will be allocated to Members in accordance with their proportionate ownership of Membership Units for tax purposes and will have to be reported by Members on their individual income tax returns. As partners for tax purposes, Members may be subject to tax on their distributive share of income or gain, without regard to whether they receive a distribution from the Company.

         Allocation of income, gain, loss and deduction with respect to contributed property. In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members, including the Manager, so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and the fair market value of such property at the time of transfer to the Company. Generally, the Company's adjusted basis in contributed property is the same as its adjusted basis in the hands of the contributing Member immediately prior to contribution adjusted for any gain or loss recognized by the contributing Member upon transfer. This opinion assumes that any elections or other decisions relating to such allocations pursuant to
Section 704(c) will be made by the Manager in any permissible manner which reflects the purpose and intention of the Operating Agreement. Such allocations pursuant to Section 704(c) will not affect or be taken into account in connection with distributions of cash or property to the Members under the terms of the Operating Agreement.

         Code Section 704(b) Modifications. Section 4.10 of the Operating Agreement provides that Article IV governing capital contributions will be construed and, if necessary, modified to cause the allocations of profits, losses, income, gain and credit pursuant to Article V of the Operating Agreement to have substantial economic effect under the Regulations promulgated under
Section 704(b) of the Code, in light of the distributions made pursuant to Articles V and X and the capital contributions made pursuant to Article IV of the Operating Agreement.

     Distributions with Respect to Membership Units. Generally, under Code
Section 731(a), in the event that the Company makes a distribution to its Members, gain will not be recognized by Members unless the amount distributed exceeds the Member's basis in his or her Membership Units immediately prior to the distribution. If the amount distributed exceeds the Member's basis, then the Member will recognize gain to the extent of the excess. Also, generally under Code Section 731(a), loss would not be recognized by a Member in the event the Company makes a distribution with respect to the Membership Units unless the distribution is in liquidation of the Member's interest in the Company and no property other than cash, unrealized receivables, and inventory are received by the Member, in which case, the Member would recognize loss to the extent that the Member's basis in his or her Membership Units exceeds the amount of cash and the basis of the unrealized receivables and inventory distributed. Any gain or loss recognized as described above will be treated as gain or loss from the sale or exchange of the Membership Units.

Members' Federal Tax Basis

         Initial Basis. A Member's initial federal income tax basis in his or her Membership Units will equal the amount of cash paid for the Membership Units. Pursuant to Code Section 722, a Member's initial basis in his or her Membership Units equals the sum of the cash and the adjusted basis of any property contributed to the Company in exchange for the Membership Units increased by any gain recognized by the Member upon such contribution. This opinion assumes that Members purchasing the Membership Units offered by the Registration Statement will only be paying cash for their Membership Units as provided in the Registration Statement, so their initial basis in the Membership Units will equal the amount paid for the Membership Units.

         General Adjustments to Basis. In general, under Code Section 705, a Member's basis in his or her Membership Units will be adjusted for the Member's distributive share of the Company's taxable income, tax-exempt income, losses and expenditures that are not otherwise taken into account in computing taxable income. In addition, under Code Section 733 a Member's basis will be reduced (but not below zero) for non-liquidating distributions by the amount of money distributed to such Member and by the amount of the basis in the hands of the Member of any property distributed to such Member.

     Limits on Losses. Under Section 704(d) of the Code, a Member's distributive share of losses of the Company (including capital losses) is limited to such Member's adjusted basis in the Membership units, determined at the end of the partnership taxable year in which such loss occurred. A loss disallowed under this provision may be deducted in the partnership taxable year when it is repaid to the Company by the Member.

         Adjustments for Liabilities of the Company. A Member's basis will generally be increased or decreased in proportion to the share of the Company's liabilities attributable to the Member's Membership Units. This opinion assumes, based on the contents of the Prospectus, that the Company will enter into a substantial credit facility. Code Section 752 provides that any increase or decrease in a partner's share of the liabilities of a partnership or any increase or decrease in a partner's personal liability as a result of the assumption by the partner of liabilities of the partnership will be treated as a contribution to or distribution from the partnership. Such a deemed contribution or distribution generally results in an increase or decrease in the partner's basis in the partnership. (If a deemed distribution exceeds the partner's basis, then such deemed distribution would be treated as gain to the partner to the extent of such excess.)

         As permitted by Section 33-44-303 of the LLC Act, Section 3.7 of the Operating Agreement provides that no Member or Manager of the Company will be personally liable for the liabilities of the Company. Therefore, pursuant to
Section 1.752-1(a)(2) of the Regulations, liabilities of the Company will be considered non-recourse for purposes of determining a Member's basis. Under
Section 1.752-3 of the Regulations, non-recourse liabilities are allocated first to the extent of a Member's Section 704(b) share of partnership minimum gain; second, to the extent a Member would realize taxable gain under Section 704(c) if all of the Company's property that is subject to non-recourse debt were sold for the amount of the debt and no other consideration; and, third, in proportion to the Member's share of profits of the Company. Partnership minimum gain is defined in Section 1.704-2(b)(2) as the extent to which debt related to Company property that is non-recourse to the Company exceeds the Company's basis in such property.

         The tax basis of a Membership Unit that is attributable to such liabilities will be reduced as the result of the admission of new Members, since the new Members will be entitled to their allocable share of liabilities in accordance with their profits interests. To the extent liabilities are thus shifted from a Member, such amount will be treated as a distribution to such Member. This distribution is applied against and reduces the tax basis of such Member's interest in the Company. To the extent such deemed distribution exceeds a Member's basis, it could create taxable gain.

Other Limits on Losses

     At Risk Limitations. The deductibility of allocable shares of Company losses by Members is limited by the "at risk" limitations in Code Section 465. Members who are individuals are not allowed to deduct Company losses in excess of the amounts which such Members are determined to have "at risk" at the close of the Company's tax year. Generally, a Member's amount "at risk" will include the amount of his or her cash capital contribution to the Company. Generally under Code Section 465(b), a Member's allocable share of Company liabilities are not at risk; however, certain qualifying non-recourse financing related to the holding of real property may be treated as at risk. Pursuant to Code Section 465(a)(2), any deductions which are disallowed under this limitation may be carried forward to the first succeeding taxable year and utilized to the extent the Member then has an amount at risk. Under proposed Regulation 1.465-2(b), if adopted, there will be no limit on how long a taxpayer can carry forward a loss disallowed under Code Section 465.

         Passive Loss Limitations. Section 469 of the Code substantially restricts the ability of many taxpayers (including individuals, estates, trusts, certain closely-held corporations and certain personal service corporations) to deduct losses derived from so-called "passive activities." Passive activities generally include any activity involving the conduct of a trade or business in which the taxpayer does not materially participate (including the activity of a limited partnership in which the taxpayer is a limited partner) and certain rental activities (including the rental of real estate). Based on the above authority, it is our opinion that, more likely than not, a Member's interest in the Company will be treated as a passive activity, if such issue were challenged by the IRS, litigated and judicially decided. Accordingly, income and loss of the Company, other than interest or other similar income earned on temporary investments and working capital reserves (which would constitute portfolio income pursuant to Code
Section 469(e)(1)), will constitute passive activity income and passive activity loss, as the case may be, to Members.

         Generally, losses from passive activities are deductible only to the extent of a taxpayer's income or gains from passive activities and will not be allowed as an offset against other income, including salary or other compensation for personal services, active business income or "portfolio income," which includes nonbusiness income derived from dividends, interest, royalties, annuities and gains from the sale of property held for investment. Passive activity losses that are not allowed in any taxable year are suspended and carried forward indefinitely and allowed in subsequent years as an offset against passive activity income in future years. Upon a taxable disposition of a taxpayer's entire interest in a passive activity to an unrelated party, suspended losses with respect to that activity may then be deducted.

         The Code provides that the passive activity loss rules will be applied separately with respect to items attributable to each publicly traded partnership. Accordingly, if the Company were deemed to be a publicly traded partnership, Company losses, if any, would be available only to offset future non-portfolio income of the Company.

Depreciation and Recapture


         Section 167(a) of the Code provides that the real property improvements acquired or constructed by the Partnership and the personal property acquired by the Partnership shall generally be entitled to a reasonable allowance for exhaustion, wear and tear or obsolescence. The amount of the allowable deduction is generally determined under Section 168 of the Code. The table below indicates the recovery period and method the Company has indicated to us that it will use for the types of property listed in the table. It is our opinion that these recovery periods and methods are permitted under Code Section 168 and Revenue Procedure 87-56.



                                     Class Life           Recovery Period
Asset                                  (years)                (years)               Method
-----                                ------------         ---------------           ------
Buildings                                 --                    39               straight-line

Golf Course Improvements                  20                    15               straight-line

Office Furniture, Fixtures &              10                     7             double-declining
Equipment                                                                           balance

Computers & Data Handling Systems          6                     5             double-declining
                                                                                    balance

Pursuant to Code Sections 167 (c) and 1011, the tax basis for all depreciable assets will be the cost of the asset to the Company, which have not been determined at this time.

Risk of Taxable Income Without Cash Distributions

         Members are generally liable for federal income tax on the Company's gains and income regardless of whether they receive a distribution from the Company. Thus, a Member's tax liabilities could exceed cash distributions in corresponding years. For example, the Company could elect to retain income for future uses rather than distribute such income to Members. In this instance, Members would be taxed on their proportional share of the gain without receiving any cash distribution from the Company with which to pay such taxes. No opinion is expressed on whether or when Members actual tax liabilities will exceed cash distributions received by them.

Sale or Other Disposition of Membership Units

         Gain or Loss, Ordinary Income or Deduction. A Member may be unable to sell any of his or her Membership Units by reason of the nonexistence of any market therefor. In general, under Code Section 741, in the event that Membership Units are sold, however, the selling Member will realize gain or loss equal to the difference between the gross sale price or proceeds received from sale and the Member's adjusted tax basis in the Membership Units. Assuming the Member is not a "dealer" with respect to such Membership Units and has held the Membership Units for more than one year, his gain or loss will be long-term capital gain or loss, except for that portion of any gain attributable to such Member's share of the Company's "unrealized receivables" and "inventory items" as defined in Section 751 of the Code, which would be taxable as ordinary income.

         Relief of Share of Company Indebtedness. Sale of Membership Units will result in the Member being relieved of his or her share of the Company's non-recourse liabilities. Under Code Section 752(d) and the Supreme Court's holdings in Crane v. Commissioner, 331 U.S. 1 (1947) and Tufts v. Commissioner, 461 U.S. 300 (1983), the amount of non-recourse liability from which the Member is relieved will be included in the amount realized upon sale of the Membership Unit. If the Member has a negative capital account balance, the Member's gain on sale could be greater than the amount of consideration received by the Member from the purchaser excluding the assumption of Company debt by the purchaser. Thus, the Member could have a taxable gain that does not reflect cash or property received in the sale.

         Section 754 Election. The Company has represented to us that it expects to make a Code Section 754 election, which means that the Company's basis in its property will be adjusted upon the transfer of a Member's Membership Units. When a Member sells his or her Membership Unit, the purchaser's basis in the Membership Unit will generally be the price paid plus the proportional amount of Company liability assumed. If no Section 754 election is made by the Company and the selling Member recognizes gain or loss on the sale of his or her Membership Unit, the purchaser's basis in the Membership Unit ("outside basis") will generally differ from the purchaser's proportional share of the Company's basis in Company property ("inside basis"). If the Company then sells some Company property, the purchaser of the Membership Unit will be allocated gain or loss from the sale by the Company, resulting in a form of double taxation whereby both the seller and purchaser of a Membership Unit are taxed in connection with the sale by the Company of Company property. If a Section 754 election is made, Code Section 743(b) provides that the Company's inside basis will be adjusted upwards or downwards in an amount that reflects the difference between the Membership Unit purchaser's outside basis and his or her proportionate share of the Company's inside basis. Such an adjustment generally will eliminate or reduce the double taxation effect described above. If the Company makes a
Section 754 election, as expected, then under Section 1.754-1(c) of the Regulations, the election can only be revoked with the consent of the Internal Revenue Service.

         Gift of Membership Units. If a Member makes a gift of his or her Membership Unit, the Member may realize gain to the extent that the share of Company liabilities allocated to the Membership Unit exceed the donor's basis in the Membership Unit. Generally, the making of a gift is not a taxable event for federal income tax purposes; however, under Section 1.1001-1(e) of the Regulations and the holding in Diedrich v. Commissioner, 457 U.S. 191 (1982), the gift of a Membership Unit will be deemed to include gain from sale to the extent that the share of Company liabilities allocated to the Membership Unit exceed the donor's basis in the Membership Unit. A donor Member may never recognize a loss from the gift of a Membership Unit. The extent to which gain realized by a donor Member is capital gain or ordinary income is governed by the principals described above under the heading "Gain or Loss, Ordinary Income of Deduction."

         A Member making a gift of his or her Membership Units may be liable for federal gift tax depending on the value of the Membership Units donated and the value of other gifts the donor Member has made. No opinion is expressed on whether any particular Member will be subject to any gift tax upon making a gift of his or her Membership Unit(s).

Sale or Other Disposition of Partnership Property

         If the Company were to sell the Golf Course or buildings erected on the Land in relation to the Golf Course or other Company property, the Company will recognize gain or loss to the extent that the amount realized is more or less than the Company's adjusted basis in the property sold. The amount realized upon the sale of Company property will generally be equal to the sum of the cash received plus the amount of indebtedness encumbering the property, if any, assumed by the purchaser or to which the property remains subject upon the transfer of the property to the purchaser. The Company's adjusted basis in its property will in general be equal to the original cost of the property less depreciation and cost recovery allowances allowed to the Company with respect to such property.

         Assuming that the Company is not deemed to be a dealer with respect to its properties, such gain or loss will generally be taxable under Section 1231 of the Code. A Member's share of the gains or losses resulting from the sale of Company property would generally be combined with any other Section 1231 gains or losses realized by the Member in that year from sources other than the Company. Because Company property is generally property used in trade or business and generally will be held for more than one year, the net Section 1231 gain or loss is generally treated as long-term capital gain (subject to depreciation or cost recovery allowance recapture, if any, which results in ordinary income treatment pursuant to Code Sections 1245 and 1250) or ordinary loss, as the case may be. Investors should be aware that the amount of taxable gain allocated to a Member with respect to the sale of Company property may exceed the cash proceeds received by such Member with respect to such sale.

         As discussed above, special allocations of gain, loss, income or deduction may be made if the Company disposes of property contributed to it in exchange for Membership Units and the fair market value of such property at the time of contribution differed from the contributor's basis in such property.

Section 183 "Tax Shelter" Rules

         Section 183 of the Code provides for the disallowance of certain deductions attributable to activities "not engaged in for profit." The term "activity not engaged in for profit" is defined as any activity other than an activity that constitutes a trade or business or an activity that is engaged in for the production or collection of income. In general, an activity will be considered as entered into for profit where there is a reasonable expectation of profit in the future. The determination of whether an activity is engaged in for profit is based upon the facts and circumstances of each case.

     Assuming that (1) the sole purpose of the Company is to operate the Golf Course, (2) the Manager will operate the Company in a business-like manner in all material respects and strictly in accordance with the Operating Agreement and this Prospectus, (3) the Manager will attempt to develop expertise in the area of managing a golf course and/or hire employees with such expertise, and
(4) the determination as to whether the activities of the Company are activities entered into for profit under Section 183 is made at the Company level, it is our opinion that it is more likely than not that the activities contemplated by the Company will be considered activities entered into for profit by the Company, if such issue were challenged by the IRS, litigated and judicially decided. However, the IRS may also apply Section 183 to Members notwithstanding any determination made with respect to the Company in this regard, and since the test of whether an activity is deemed to be engaged in for profit is based upon facts and circumstances that exist from time to time, no assurance can be given that Section 183 of the Code may not be applied in the future to disallow deductions allocable to Members from Company operations. No opinion is given as to the application of Code Section 183 at the Member level.

Liquidation or Termination of the Company

         The dissolution and liquidation of the Company will involve the distribution to the Members of the Company's cash and property, if any, remaining after payment of all the Company's debts and liabilities.

If a Member receives cash in excess of the basis of his or her Membership Units, such excess will be taxable as a gain pursuant to Code Section 731. If a Member were to receive only cash, unrealized receivables and inventory (as defined in Section 751(d) of the Code) upon dissolution and liquidation, he or she would recognize a loss to the extent, if any, that the adjusted basis of his or her Membership Units exceeded the amount of cash, unrealized receivables and inventory received. No loss would be recognized if a Member were to receive property other than money, unrealized receivables and inventory.
There are a number of exceptions to these general rules.

State and Local Taxes

         South Carolina Income Tax. All Members of the Company, whether or not they are South Carolina residents, will be subject to South Carolina state income taxes on their share of Company income, pursuant to South Carolina Code ("SC Code") Sections 12-6-600 and 12-6-1720(1)(d). The table below discloses the individual income tax rates on South Carolina taxable income:


Amount of Taxable Income                South Carolina Income Tax
------------------------                -------------------------
Not over $2,220                         2.5% of taxable income
Over $2,220 but not over $4,440         $56 + 3% of excess over $2,220
Over $4,440 but not over $6,660         $123 + 4% of excess over $4,440
Over $6,660 but not over $8,880         $212 + 5% of excess over $6,660
Over $8,880 but not over $11,100        $323 + 6% of the excess over $8,880
Over $11,100                            $456 + 7% of the excess over $11,100

         The actual South Carolina income tax owed by individual investors in any given year will vary depending on the financial situation and results of operations of the Company and on the individual circumstances of the investor. No opinion is given as to the actual South Carolina income tax consequences of an investment in the Membership Units to any individual Member.

          Special Provisions for Members Who are Not South Carolina Residents. Pursuant to SC Code Section 12-8-590(C), the Company will withhold income taxes at a rate of 5% of a non-resident Member's share of Company South Carolina taxable income, whether distributed or undistributed. Amounts so withheld can be used as credit against South Carolina taxes due when the non-resident Member files his or her South Carolina income tax return. SC Code Section 12-6-4910(1)(d) generally requires non-resident Members to file a South Carolina income tax return if they have South Carolina gross income.

         Where to Get South Carolina Income Tax Return Forms. According to South Carolina Department of Revenue ("SCDOR") publications, South Carolina income tax forms may be obtained by written or oral request to the SCDOR at: South Carolina Department of Revenue, Forms, Columbia, South Carolina 29214-0402, tel. (803) 898-5320. SCDOR publications also indicate that South Carolina income tax forms can be downloaded from SCDOR's web site at: http://www.dor.state.sc.us.

         Other State and Local Taxes. An investment in the Membership Units may subject investors who are not South Carolina residents to taxes imposed by their own state and local governments. While the Company does not, at this time, intend to conduct business in any state other than South Carolina, the

Company could acquire property or conduct business in other states in the future, in which case investors might be subject to state and local taxes in states other than South Carolina and their home states. No opinion is given as to the state or local income tax consequences to any individual investor from an investment in the Membership Units.

Tax Returns and Tax Information

         The Company has indicated that it expects to provide each Member at least annually with a Schedule K-1 (or such successor schedule or form as the IRS may require) indicating that Member's allocable share of the Company's profits and losses, which will list separately any partnership item that may be subject to special rules. Each Member will then be required to report his or her allocable share of these items on his or her individual return. The Company has indicated that it does not intend to provide such tax information to anyone, including an assignee of the distributional rights related to one or more Membership Units, unless such person is actually admitted as a Member of the Company.

         The Company is required to file a federal partnership information return even though it does not itself pay federal income tax. Such information return may be audited by the IRS, and such audit may result in adjustments or proposed adjustments. Any adjustment of the Company's partnership information return normally will result in adjustments or proposed adjustments of Members' returns. Any audit of a Member's return could result in adjustments of non-partnership as well as partnership income and losses.


INDIVIDUAL ESTIMATED TAX

      Members may be required to make individual estimated tax payments if the Company makes a profit. Code Sections 6654(c) and (d) require individuals to pay estimated taxes in four annual installments. Each installment is generally 25% of a "required annual payment." A "required annual payment" is ordinarily the lesser of 90% of the tax shown on the taxpayer's return for the current taxable year or 100% of the tax shown on the return for the preceding taxable year. Any income withholding is treated as a payment of estimated tax. Code Sections 6654(a) and (e) impose a penalty for underpayment of estimated taxes unless the amount of underpayment is less than $1,000. The Company does not intend to withhold any income for Members' federal income taxes, consequently, Members could be required to pay individual estimated tax if the Company has net income or gain. Failure to make estimated tax payments could cause Members to be subject to a substantial penalty. As of the date of this Opinion, individual estimated tax payments should be made on payment-voucher Form 1040-ES. Income or gain will be allocated to Members regardless of whether the Company makes any distribution to Members, so Members could be required to make estimated tax payments from their personal funds.

Alternative Minimum Tax

     Pursuant to Code Section 55, alternative minimum tax is payable to the extent that a taxpayer's alternative minimum tax exceeds his regular federal income tax liability for the taxable year. Alternative minimum tax for individual taxpayers is a percentage of "alternative minimum taxable income" ("AMTI") in excess of certain exemption amounts. The first $175,000 of AMTI in excess of the exemption amount is taxed currently at 26%, and AMTI in excess of $175,000 over the exemption amount is taxed currently at 28%. These general rates are subject to a cap on the rate of tax on net capital gain for noncorporate taxpayers. Alternative minimum taxable income is generally computed by adding what are called "tax preference items" to the taxpayer's regular taxable income, with certain adjustments. While it is not anticipated that an investment in the Company will give rise to any specific tax preference items, the amount of alternative minimum tax imposed depends upon various factors unique to each particular taxpayer. No opinion is expressed as to the possible application of the alternative minimum tax to any individual investor in the Membership Units.

Anti-Abuse Rules

         As noted above, partnerships as such are not liable for income taxes imposed by the Code. In December 1994, however, the IRS adopted Regulation
Section 1.701-2 setting forth "anti-abuse" rules under the Code provisions applicable to partnerships, which rules authorize the Commissioner of Internal Revenue to recast transactions involving the use of partnerships either to reflect the underlying economic arrangement or to prevent the use of a partnership to circumvent the intended purpose of any provision of the Code. These rules generally apply to all transactions relating to a partnership occurring on or after May 12, 1994, and thus would be applicable to the Company's activities. If any of the transactions entered into by the Company were to be recharacterized under these rules, or the Company, itself, were to be recast as a taxable entity under these rules, material adverse tax consequences to all of the Members could occur. In this regard, the Company indicated that it is not aware of any fact or circumstance which could cause the IRS to exercise its authority under these rules to recast any of the transactions to be entered into by the Company or to restructure the Company itself.

Aggregate Opinion

         Subject to the assumptions and limitations set forth herein, it is our opinion that it is more likely than not that, in the aggregate, substantially more than half of the material tax benefits contemplated by the Prospectus, in terms of their financial impact on a typical investor, will be realized by an investor in the Company. We advise you further that the section of the Prospectus entitled "Federal Income Tax

Consequences" accurately reflects our opinion with respect to those matters therein as to which an opinion is specifically attributed to us.

                    -----------------------------------------

         The opinions contained herein are limited solely to matters governed by the Code, the Regulations, and interpretations thereof by courts of competent jurisdiction and to the provisions of the South Carolina Code expressly mentioned by section number herein. This opinion is limited to the matters expressly set forth herein, and no opinion is implied or may be inferred beyond the matters expressly stated herein. This opinion is rendered as of the date of this letter and applies only to the matters specifically covered by this opinion, and we disclaim any continuing responsibility for matters occurring after the date of this letter.



         Except as noted below, this opinion is rendered solely for your benefit in connection with the Registration Statement and for the benefit of purchasers of the Membership Units offered thereby and may not be relied upon, quoted or used by any other person or entity, or for any other purpose without our prior written consent.



         Consent is hereby given to the filing of this opinion as an exhibit to the Registration Statement and to the references to our Firm under the caption "Certain Federal Income Tax Consequences" in the Prospectus concerning this opinion.

                                      Very truly yours,


                                         WYCHE, BURGESS, FREEMAN & PARHAM, P.A.
                                      ------------------------------------------
                                      /s/Wyche, Burgess, Freeman & Parham, P.A.